UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 ISRAEL CHEMICALS LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. In addition, this report on Form 6-K shall be deemed to be incorporated by reference into the Israeli Shelf Prospectus of Israel Chemicals Ltd. filed with the Israel Securities Authority and dated March 4, 2019 (Filing Number: 2019-02-018507) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	ICL provides business and operational update related to the COVID-19 pandemic

Item 1

ICL provides business and operational update related to the COVID-19 pandemic

The outbreak of the COVID-19 virus in China and its worldwide spread has caused significant volatility and uncertainty in global markets. Accordingly, there has been a decline in global economic activity, and there is concern that economic activity will continue to moderate in light of the prevention measures being taken by the various governments around the world. Given these conditions, the Company has taken actions to maintain the health of its employees, suppliers, business partners and the communities in which it operates as well as to continue the proper and regular functioning of its facilities around the world to minimize the potential impact on its business. Specifically:

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Manufacturing continues at the Company's sites around the world, including the Company's Chinese operations that are working at full capacity. As of the date of this announcement, The Company's mining operations in Spain as well as the ramp project have been recently halted out of concern for the health of the Company's employees and in accordance with the instructions of the authorities. As of today, the extent of the capacity curtailment is immaterial to the Company's business.

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The Company has a significant level of available liquidity, including cash and deposits and unused credit facilities. During January 2020, the Company issued bonds in the amount of approximately $110 million, further enhancing its financial profile. As of the end of 2019, the Company had approximately $190 million in cash and deposits and approximately $870 million in unused credit facilities. In order to ensure flexibility, the Company has since increased its cash balance and deposits to about $0.5 billion out of its credit facilities.

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The downward trend in potash sales prices referenced in our 2019 Annual Report continues, inter alia due to the delay in the signing of an annual supply contract in China. However, the Company does not expect a continuous decline in demand for fertilizers, as global food demand is unchanged.

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Further to Note 19 in the Company’s Annual Report for 2019 regarding the challenges facing the Rotem phosphate mining and production facilities in Israel, and in light of the current Covid-19 crisis, the Company is attempting to expedite discussions with the State of Israel to accelerate a decision regarding the Barir field, to ensure the long-term activities of these facilities.

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The recent weakening of the Israeli shekel against the dollar, as well as the decline in energy and transportation prices, to the extent these trends continue, are expected to positively impact the Company's results.

The foregoing update includes forward-looking information, which is inherently uncertain. As of the date of this report, the Company is unable to accurately assess the impact of the COVID-19 virus pandemic on the Company, due to, among other factors, the heightened volatility in the markets, the uncertainty regarding the duration of the pandemic, the extent of its impact on the markets in which the Company operates, and additional countermeasures governments and central banks may take. For more details on the potential risks identified by the Company at this time, the Company refers to the risk factors as published in the Company's Annual Report for 2019, and in particular, to the risk factors for natural disasters and epidemics, including the COVID-19 virus pandemic; The risk to global demand and supply; Availability of credit lines and risk of crisis in global financial markets; Completing CAPEX projects and the challenges the Israeli Rotem phosphate operations is facing. In connection with the COVID-19 crisis, the Company identifies the risk of discontinuing the operations of its major potash and bromine plants in Israel as a result of widespread infection, as the most significant risk to its business in the near future. To the extent that any of the risks described above or any other risk specified in the Company's risk factors will be realized, and in particular if one of such Company's major plants ceases to operate, it may have an impact, and even have a material impact on the Company's business and results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: March 25, 2020